

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

12 May 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.




Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 9 May 2003 as published in the South China Morning Post in Hong Kong on 12 May 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE QUARTER ENDED 31 MARCH 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 8 MAY 2003.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the quarter ended 31 March 2003 in Thailand on 8 May 2003. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the quarter ended 31 March 2003 in Thailand on 8 May 2003. The Consolidated Earnings Statement of SHPCL is provided below:–

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2003 – UNAUDITED

	Three months ended 31 March	
	2003	**2002**
	Baht'000	*Baht'000*
Revenues from hotel operations:		
Room	215,886	215,955
Food and beverage	163,636	170,307
Others	25,216	27,196
Total revenues from hotel operations	404,738	413,458
Cost of sales and services	(120,002)	(115,712)
Gross profit	284,736	297,746
Selling and administrative expenses	(96,223)	(88,670)
Earnings from the sale of goods and the rendering of services	188,513	209,076
Other incomes	8,685	10,851
Other expenses		
Depreciation	(50,207)	(45,749)
Directors' remuneration	(915)	(575)
EARNINGS FROM OPERATIONS	146,076	173,603
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(10,691)	(13,838)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	135,385	159,765
INTEREST EXPENSES	(1,174)	(217)
CORPORATE INCOME TAX	(36,402)	(43,239)
NET EARNINGS FOR THE PERIOD	97,809	116,309
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.75	0.89

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE QUARTER ENDED 31 MARCH 2003 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 9 May 2003



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 MAY 14 7:21

12 May 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 9 May 2003 relating to the reconsideration of the recommendation of final dividend for the year ended 31 December 2002 as published in the South China Morning Post in Hong Kong on 12 May 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT

SUMMARY

Shangri-La Asia Limited ("SA") has on 9 May 2003 notified The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") that its Board of Directors (the "Board") will hold a meeting on 21 May 2003 at 10:00 a.m. to reconsider its recommendation to pay a final dividend of HK5 cents per share in respect of the year ended 31 December 2002 with a scrip alternative.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The widespread public concerns over the outbreak of atypical pneumonia in Hong Kong, parts of Mainland China and other countries in South East Asia has led to a significant fall in occupancies and in local food & beverage spending at the Group's hotels which will adversely affect the financial results of the Group for the first six months of 2003.

The Group has, however, instituted stringent expense control measures at its hotels to mitigate the effects of the downturn in business.

The continuing uncertainties surrounding this outbreak makes it difficult to predict the duration of the present conditions and to quantify their potential impact on the Group's results for the first six months of 2003. SA, however, has a healthy balance sheet, adequate liquid funds and available lines of credit to meet both long term and short term financial requirements.

The Board will hold a meeting on 21 May 2003 at 10:00 a.m. (the "Meeting") to reconsider its recommendation that a final dividend of HK5 cents per share for the year ended 31 December 2002 with a scrip alternative be declared at the Annual General Meeting of SA to be held on 30 May 2003. The decision of the Board will be notified to the HK Stock Exchange immediately after the Meeting and published in the press on the following day.

Shareholders of SA and investors should exercise caution when dealing in the shares of SA.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 9 May 2003